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                          August 2, 2022

       Steven J. Mento, Ph.D.
       Executive Chairman and Interim Chief Executive Officer and President Histogen Inc.
       10655 Sorrento Valley Road, Suite 200
       San Diego, CA 92121

                                                        Re: Histogen Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 28, 2022
                                                            File No. 333-266366

       Dear Mr. Mento:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Larry W. Nishnick, Esq.